1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

April 18, 2008
QMM: AMEX
QTA: TSX VENTURE
NR-09-08

QUATERRA RESOURCES INC. NON BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) is pleased to announce the closing of its previously announced private placement (the “Offering”) with the issuance today of 3,482,500 units (the “Units”) for gross proceeds of US$11,144,000.

Each Unit issued will include one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at US$4.20 per share for a period of 18 months from closing, expiring on October 17, 2009. The warrants will contain a provision that in the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from closing, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

All the common shares and warrants issued pursuant to the Offering will bear legends restricting the shares from trading for a period of four months and one day from closing, expiring on August 18, 2008. In addition, U.S. shares and warrants will bear legends restricting sales except outside the U.S. in accordance with Rule 904 of Regulation S or in the U.S. in accordance with applicable U.S. securities laws and regulations. Non-U.S. shares and warrants will bear legends restricting sales from being made to U.S. persons or for the account or benefit of U.S. persons before May 28, 2008. Finders fees of US$546,000 are payable in cash with regard to the sale of some of these Units. A further payment of $11,200 as finders fees is payable only on regulatory approval.

Proceeds of the Offering will be used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada, uranium pipe targets on the Arizona Strip, and general corporate purposes.

Quaterra Resources Inc. (AMEX: QMM; TSX-V: QTA) is a junior exploration company focused on making mineral discoveries in North America. The company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining jurisdictions with the potential to host metal, precious metal or uranium deposits.

On behalf of the Board of Directors,

Thomas Patton, President Quaterra Resources Inc.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.